June 21, 2005

Mr. Daniel F. Duchovny
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	USHEALTH Group, Inc.
Form 10-K for fiscal year ended December 31, 2004 Filed March 9, 2005 File No. 0-10873

Dear Mr. Duchovny:

I am responding to the specific comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter of May 5, 2005, addressed to Patrick H. O’Neill, Esq., with respect to the Form 10-K for the fiscal year ended December 31, 2004 of USHEALTH Group, Inc. (the “Company”) filed with the Commission on March 9, 2005. I am responding to the Staff’s comments numbered 27 to 29. I have been informed that counsel for Special Situations Holdings, Inc. – Westbridge (“SSH”) will respond to the Staff’s comments numbered 1 to 26. SSH currently owns 93% of the Company’s common stock.

The Staff’s comments numbered 27 to 29 are set forth in their entirety in italicized type in this letter. The responses of the Company immediately follow each of the Staff’s comments and/or are set forth in Amendment No. 1 to the Company’s Form 10-K for the fiscal year ended December 31, 2004 (“Amendment No. 1”), filed today with the Commission.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Investments

27.

It appears you had unrealized losses as of December 31, 2004 and 2003 that may be material when compared to your results of operations. As such, please revise your management’s discussion and analysis to provide the following disclosures:

a.	Disclose the carrying value of non-traded securities and describe the methodology used to estimate their fair value, including material assumptions made and factors considered.

b.

Identify the amount of unrecognized impairment loss (i.e. unrealized loss) at December 31, 2004 by investment category and describe the key assumptions made and factors considered in reaching the conclusion that the decline below cost is not other-than-temporary.

c.	Disclose the following as it relates to the securities with an unrealized loss:

i.

Describe the risks and uncertainties inherent in the assessment methodology, including the impact on future earnings and financial position should management later conclude that the decline is other-than-temporary;

ii.

Consider providing a separate table that separately discloses at a minimum a) investment grade fixed maturity securities, b) non-investment grade fixed maturity securities and c) equity securities. For each class of securities, depict the length of time the securities have continuously been in an unrealized loss position showing the carrying value and the dollar amount of the unrealized losses using separate aging categories (e.g. less than six months, six month to 12 months, over 12 months to 24 months, over 24 months to 36 months etc…). If meaningful in your circumstances, consider providing further categorization for each of the preceding aging categories depicting how much “under water” the unrealized loss is by showing separate categories of unrealized losses as a percentage of carrying value (e.g. less than 20%, 20% to 50%, greater than 50%), while still showing the dollar amount of carrying value and unrealized loss for each further category;

iii.	Disclose any concentrations in the types of securities or industries that exist;

iv.	Disclose the percentage of the fair value of securities and unrealized loss that are non-investment grade and securities that are not rated;

v.	For fixed maturity securities, disclose in tabular or narrative form the maturity dates;

vi.	Identify the type, carrying value and unrealized loss of individual material underwater securities;

vii.	For any securities that you sold during the year at a loss, disclose:

(1)	The amount of the loss recorded and the fair value at the sales date;

(2)	Facts and circumstances giving rise to the loss and the sale,

(3)	The period of time that the security had been continuously in an unrealized loss position; and

(4)	Why that sale does not contradict your assertion regarding your ability and intent to hold securities with unrealized losses until they mature or recover in value, if and as applicable.

Response to Comment No. 27

The Company has amended its Form 10-K, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations to address the investment disclosures recommended in Items a., b., c.i., c.ii., c.iii., c.iv., c.v. and c.vii. The Company elected to group the unrealized loss disclosure by type of fixed maturity security as no one individual “underwater” security had a market value below 93% of book value and therefore did not identify individual securities in unrealized loss positions (Item c.vi.) as none were material.

Contractual Obligations

28.

We note the company did not include its policy liabilities and accruals in the contractual obligation table; it would appear that these liabilities represent future legal obligations of the company. Due to the significant nature of these liabilities to the company’s business we believe their inclusion in the contractual obligation table will provide investors increased disclosure of liquidity. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant’s contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective and the Item 303(a)(5) of Regulation S-K. Based on the above factors, please revise the contractual obligation table to include policy liabilities and accruals. In addition please consider including a discussion to address the impact of these factors on the company’s liquidity.

Response to Comment No. 28

The Company has amended its Form 10-K, Contractual Obligations table to include its future policy benefits and claim liabilities. It should be noted that the payments related to future policy benefits and claim liabilities have been projected utilizing assumptions based upon the Company’s historical experience and anticipated future experience. Significant uncertainties relating to these liabilities include morbidity, mortality, persistency, expenses, inflation, contract terms and the timing of payments. The determinations of these liability amounts are based upon estimates and the timing of payments are not always reasonably fixed and determinable. As such, the amounts of the payments and the timing of such payments may actually differ from those presented in the amended table.

Item 8. Financial Statements and Supplementary Data

Note 12 – Special Executive Compensation and Severance

29.

Please tell us why the $2 million liability was recorded related to Mr. Cutler’s employment agreement. In doing so, please cite the specific accounting literature (by pronouncement and paragraph) and the specific terms of the agreement that support the recognition of the liability. Based on your disclosures about the agreement in Item 11, the $2 million would appear to represent a one-time liquidation sharing amount, in the event of the consummation of either (a) a Qualifying Liquidation Event or (b) any pay down of the CSFB debt. However, we did not note the occurrence of any of these events. In addition, based on the disclosures in Note 5, the CSFB debt does not appear to mature until March 2010. As such, it is unclear why the liability was established in 2004.

Response to Comment No. 29

The $2 million liability related to Mr. Cutler’s employment agreement was recorded in 2004 because the liquidation sharing amount of $2 million is certain in amount based upon a definitive obligation and therefore was incurred at the date the employment agreement was executed. The amount is payable to Mr. Cutler when the CSFB debt is paid down and is payable regardless of whether or not Mr. Cutler is employed when that event occurs. Therefore, it is a determinable amount and is probable of occurrence.

Under FASB Concepts Statements No. 6, Paragraph 35, liabilities are defined as, “…probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events.” Furthermore, Paragraph 36 states, “A liability has three essential characteristics: (a) it embodies a present duty or responsibility to one or more other entities that entails settlement by probable future transfer or use of assets at a specified or determinable date, on occurrence of a specified event, or on demand, (b) the duty or responsibility obligates a particular entity, leaving it little or no discretion to avoid the future sacrifice, and (c) the transaction or other event obligating the entity has already happened.”

At the date of Mr. Cutler’s employment agreement, the Company’s obligation was fixed and determinable derived from a probable event, the pay down / retirement / restructuring of the CSFB debt. The financial statements of the Company are prepared on a “going concern” basis and presume the retirement of contractual obligations in the ordinary course of business. Accordingly, it is highly probable that the Company will pay down, retire or refinance the CSFB debt on or before the stated maturity date of March 24, 2010. With the initiation of Mr. Cutler’s employment (the event obligating the Company), the Company incurred a present responsibility that would be settled on occurrence of a specified event (pay down, retirement or restructuring of CSFB debt). Per the terms of Mr. Cutler’s employment agreement, the payment is not contingent upon continued employment by Mr. Cutler or performance targets to be attained by the Company. This liability is akin to an initial employment bonus that will be paid in the future.

I would appreciate receiving any comments you may have concerning the foregoing responses and Amendment No. 1 at your earliest convenience. I would also like to request a conference call to discuss any further comments you may have. If you have any questions, please contact the undersigned at (817) 878-3732.

Sincerely,

USHEALTH Group, Inc.

/s/ Cynthia B. Koenig
Cynthia B. Koenig
Senior Vice President and Chief Financial Officer

cc:	Mr. Benjamin M. Cutler Patrick H. O'Neill, Esq. Robert S. Reder, Esq. Mr. Alan Freudenstein Mr. Gregory Grimaldi William B. Hobbs, Esq.